May 24, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. 20549
Attention: Filing Desk

Re:	American Home Mortgage Securities LLC Registration Statement on Form S-3 relating to Mortgage Pass-Through Certificates and Mortgage-Backed Notes

Ladies and Gentlemen:

Our client, American Home Mortgage Securities LLC (the “Registrant”), has advised us that they have filed with you, under EDGAR, the captioned registration statement on Form S-3.

The primary objective of this filing is to increase capacity under the registration statement. The filing would add an additional amount of $5,000,000,000 of securities.

The Registrant’s Form S-3 (Registration Number 333-131636) was previously approved as compliant with Regulation AB on April 21, 2006.

We have been advised that payment of the filing fee in the amount of $30.70 has been made to you by the Registrant on May 24, 2007.

If you need any additional information, please call me at the above number, or call Richard D. Simonds at 212-912-7472 or Nilo Barredo at 212-912-7480. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it in the self addressed stamped envelope.

Very truly yours,

/s/ Richard D. Simonds
Richard D. Simonds

Enclosures.